SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 5)*

Clearwire Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q105

(CUSIP Number)

David K. Schumacher

General Counsel

Crest Financial Limited

JP Morgan Chase Tower

600 Travis, Suite 6800

Houston, TX 77002

Tel: (713) 222 6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Stephen M. Gill

Kai Haakon E. Liekefett

Vinson & Elkins LLP

First City Tower

1001 Fannin Street, Suite 2500

Houston, TX 77002

Tel: (713) 758 2222

April 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of Reporting Persons Crest Financial Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, SC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) PN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Crest Investment Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Jamal and Rania Daniel Revocable Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Jamal Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Rania Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,183,649
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,183,649
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,183,649
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.18%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons DTN LNG, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,623,249
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,623,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,623,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.38%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons DTN Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,173,249
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,173,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,173,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.46%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Daria Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,391,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,391,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,391,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.49%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Thalia Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,391,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,391,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,391,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.49%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Naia Daniel 2003 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,391,083
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,391,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,391,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.49%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons John M. Howland
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,000
	8	Shared Voting Power 10,173,249
	9	Sole Dispositive Power 23,000
	10	Shared Dispositive Power 10,173,249
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,196,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.46%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Eric E. Stoerr
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Halim Daniel 2012 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,051,521
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,051,521
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,051,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.58%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Halim Daniel
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Lebanon
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 200,000
	8	Shared Voting Power 11,051,521
	9	Sole Dispositive Power 200,000
	10	Shared Dispositive Power 11,051,521
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,251,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.61%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Michael Wheaton
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,051,521
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,051,521
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,051,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.58%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Uniteg Holding SA
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 600,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 600,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.09%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

1	Names of Reporting Persons Crest Switzerland LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 600,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 600,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.09%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013, there were 699,171,925 shares of Class A common stock outstanding as of March 22, 2013.

This Amendment No. 5 (this “Amendment”) amends and restates in its entirety the Statement on Schedule 13D (the “Schedule 13D”) of Crest Financial Limited (“CFL”), Crest Investment Company (“CIC”), the Jamal and Rania Daniel Revocable Trust (the “Jamal and Rania Daniel Trust”), Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC (“DTN LNG”), DTN Investments, LLC (“DTN Investments”), the Daria Daniel 2003 Trust (the “Daria Daniel Trust”), the Thalia Daniel 2003 Trust (the “Thalia Daniel Trust”), the Naia Daniel 2003 Trust (the “Naia Daniel Trust”), Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust (the “Halim Daniel Trust”), Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel Trust, Mr. Halim Daniel, Uniteg Holding SA (“Uniteg”), Mila Hotels International SA (“Mila”) and Crest Switzerland, LLC (“Crest Switzerland” and, together with CFL, CIC, the Jamal and Rania Daniel Trust, Mr. Jamal Daniel, Mrs. Daniel, DTN LNG, DTN Investments, the Daria Daniel Trust, the Thalia Daniel Trust, the Naia Daniel Trust, Mr. Howland, Mr. Stoerr, the Halim Daniel Trust, Mr. Wheaton, solely in his capacity as trustee of the Halim Daniel Trust, Mr. Halim Daniel, Uniteg and Crest Switzerland, the “Reporting Persons”) that was filed in respect of Clearwire Corporation (the “Issuer”) on June 1, 2012 and amended by Amendment No. 1 filed on November 7, 2012 (“Amendment No. 1”), Amendment No. 2 filed on December 18, 2012 (“Amendment No. 2”), Amendment No. 3 filed on March 13, 2013 (“Amendment No. 3”) and Amendment No. 4 filed on March 20, 2013 (“Amendment No. 4”).

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (“Shares”), of Clearwire Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1475 120th Avenue Northeast, Bellevue, WA 98005.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by the Reporting Persons. Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Securities and Exchange Act of 1934 or that the Reporting Persons beneficially own the securities covered by this report.

(b) The address of the principal business and the address of the principal office of CFL, CIC, the Jamal and Rania Daniel Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, DTN Investments, the Daria Daniel Trust, the Thalia Daniel Trust, the Nadia Daniel Trust, Mr. Howland, Mr. Stoerr, Uniteg and Crest Switzerland is JP Morgan Chase Tower, 600 Travis, Suite 6800, Houston, TX 77002. The address of the principal business and the address of the principal office of the Halim Daniel Trust and Mr. Wheaton is 2nd Floor Windward III, Regatta Office Park, 85 Peninsula Ave. P.O. Box 31661, Grand Cayman KY1-1207, Cayman Islands. The address of the principal business and the address of the principal office of Mr. Halim Daniel is 8 Chemin de la Tour de Champel, CH1206 Geneva, Switzerland.

(c), (f) CFL is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities. The general partner of CFL is CIC, which owns a 1% interest in CFL. The sole limited partner of CFL is the Jamal and Rania Daniel Trust, which owns the remaining 99% interest in CFL.

CIC is a corporation under the laws of the State of Texas. Its principal business is investing in securities and serving as the general partner of CFL. The sole shareholder of CIC is the Jamal and Rania Daniel Revocable Trust, which owns a 100% interest in CIC.

The Jamal and Rania Daniel Trust is a revocable trust under the laws of the State of Texas. Its trustee is Mr. Daniel. Its grantors are Mr. Jamal Daniel and Mrs. Rania Daniel, who have joint power to revoke the trust.

Mr. Jamal Daniel is a citizen of the United States of America. His principal occupation is serving as President of CFL, as the Sole Director and President of CIC and as the trustee under the Jamal and Rania Daniel Revocable Trust.

Mrs. Rania Daniel is a citizen of the United States of America. Her principal occupation is homemaker.

DTN LNG is a limited liability company under the laws of the State of Delaware. Its principal business is investing in securities. The sole member of DTN LNG is DTN Investments, which owns a 100% interest in DTN LNG.

DTN Investments is a limited liability company under the laws of the State of Delaware. Its principal business is investing in securities. The members of DTN Investments are the Daria Daniel Trust, the Thalia Daniel Trust and the Naia Daniel Trust, each of which owns a 33 1/3% interest in DTN Investments.

The Daria Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

The Thalia Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

The Naia Daniel Trust is an irrevocable trust under the laws of the State of Texas. Its trustee is Mr. Howland.

Mr. Howland is a citizen of the United States of America. His principal occupation is serving as Executive Vice President of CIC and as the trustee under the Daria Daniel Trust, the Thalia Daniel Trust and the Naia Daniel Trust.

Mr. Stoerr is a citizen of the United States of America. His principal occupation is serving as Senior Vice President of Energy of CIC.

The Halim Daniel Trust is a revocable trust under the laws of the Cayman Islands. Its trustee is Mr. Wheaton. Its grantor is Mr. Halim Daniel, who has the power to revoke the trust.

Mr. Halim Daniel is a citizen of Lebanon. His principal occupation is serving as a business executive.

Mr. Michael Wheaton is a citizen of the Cayman Islands. His principal occupation is as director of Axis International Management, Ltd.

Uniteg is a Société Anonyme under the laws of Switzerland. Its principal business is serving as a holding company. Crest Switzerland owns 100% of the interests in Uniteg.

Crest Switzerland is a limited liability company under the laws of the State of Delaware. Its principal business is investing in securities. CFL and DTN Investments each own 50% of the interests in Crest Switzerland.

(d) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any director or officer named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any director or officer named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)–(f) The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Persons is set forth on Schedule A to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 57,653,419 Shares (the “Purchased Shares”). The aggregate purchase price for the Purchased Shares collectively was approximately $106,240,590.97 (excluding brokerage commissions).

The source of funding for the purchase of 35,448,237 of the Purchased Shares by CFL was the general working capital of CFL. In addition, 435,412 of the Purchased Shares were received by CFL as consideration for certain assets sold to the Issuer pursuant to an Asset Purchase Agreement dated as of June 25, 2004 among the Issuer, Digital & Wireless Communications, LLC, Mr. Dee Osborne, Marshall Oman Exploration Inc., Mr. William R. Jenkins, and CFL (the “Asset Purchase Agreement”) (CFL had originally received 1,456,077 Shares under the Asset Purchase Agreement, but subsequently divested 1,020,665 Shares).

The source of funding for the purchase of 9,623,249 of the Purchased Shares by DTN LNG was the general working capital of DTN LNG.

The source of funding for the purchase of 250,000 of the Purchased Shares by DTN Investments was the general working capital of DTN Investments.

The source of funding for the purchase of 23,000 of the Purchased Shares by Mr. Howland were personal funds of Mr. Howland.

The source of funding for the purchase of 22,000 of the Purchased Shares by Mr. Stoerr were personal funds of Mr. Stoerr.

The source of funding for the purchase of 11,051,521 Purchased Shares by the Halim Daniel Trust was the general working capital of the Halim Daniel Trust.

The source of funding for the purchase of 200,000 of the Purchased Shares by Mr. Halim Daniel were personal funds of Mr. Halim Daniel.

The source of funding for the purchase of 300,000 of the Purchased Shares by Uniteg was the general working capital of Uniteg. The source of funding for the purchase of 300,000 of the Purchased Shares by Mila was the general working capital of Mila. On March 21, 2013, Mila transferred its 300,000 Purchased Shares to Uniteg.

The other Reporting Persons did not purchase directly any of the Purchased Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired and continue to hold the Purchased Shares reported in the Schedule 13D for investment purposes and in pursuit of their investment objectives.

On April 3, 2013, CFL sent a letter to the Board of Directors of the Issuer (the “Letter to the Board”) and issued a press release thereto (the “April 3 Press Release”). In the Letter to the Board, CFL proposed to provide to the Issuer $240 million in financing through a convertible debt facility. A copy of the Letter to the Board is attached hereto as Exhibit 2 and a copy of the April 3 Press Release is attached hereto as Exhibit 3, each of which are incorporated herein by reference. The description herein of the Letter to the Board is qualified in its entirety by reference to the Letter to the Board.

On March 20, 2013, CFL issued a press release (the “March 20 Press Release”). A copy of the Press Release is attached to Amendment No. 4 as Exhibit 3 and is incorporated herein by reference. In the Press Release, CFL announces the engagement of DF King and the demand of the Issuer’s stockholder list. The description herein of the March 20 Press Release is qualified in its entirety by reference to the March 20 Press Release.

On March 19, 2013, CFL engaged the proxy solicitation firm D.F. King & Co., Inc. (“DF King”) to assist CFL in its opposition against the proposed merger (the “Sprint-Clearwire Merger”) of the Issuer with Sprint Nextel Corporation (“Sprint”).

On March 19, 2013, CFL made a demand to obtain a stockholder list and certain related records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law (the “Demand Letter”). CFL intends to use this information for the solicitation of proxies regarding the proposed Sprint-Clearwire Merger. A copy of the Demand Letter is attached to Amendment No. 4 as Exhibit 2 and is incorporated herein by reference. The description herein of the Demand Letter is qualified in its entirety by reference to the Demand Letter.

On March 12, 2013, CFL issued a press release (the “March 12 Press Release”), a copy of which is attached to Amendment No. 3 as Exhibit 2 and is incorporated herein by reference. In the March 12 Press Release, CFL reports the findings of a new study commissioned by CFL and prepared by former Federal Communications Commission (“FCC”) commissioner Dr. Harold Furchtgott-Roth and the Analysis Group (the “Report”). As reported in the March 12 Press Release, the Report indicates that the price Sprint has offered for the Issuer significantly understates the true value of the Issuer’s wireless spectrum and that the public would be best served if the Issuer remained free to offer its spectrum to multiple wireless carriers. The Report was submitted to the FCC by CFL on March 12, 2013 (the “FCC Letter”). A copy of the FCC Letter, which includes a copy of the Report, is attached to Amendment No. 3 as Exhibit 3 and is incorporated herein by reference. The description herein of the Report is qualified in its entirety by reference to the Report.

On December 12, 2012, CFL filed a lawsuit styled Crest Financial Ltd. v. Sprint Nextel Corp. et al., C.A. 8099-CS, in the Court of Chancery of the State of Delaware against Sprint, the individual members of the Board, and certain other defendants, alleging that the defendants breached their fiduciary duties by engaging in a series of integrated transactions designed to extract value from the Issuer at the expense of the Issuer’s public minority shareholders. Among other things, the lawsuit seeks damages and injunctive relief.

CFL, CIC AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS (“PARTICIPANTS”) IN A SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED SPRINT-CLEARWIRE MERGER. CFL INTENDS TO FILE A PROXY STATEMENT ON BEHALF OF THE PARTICIPANTS WITH THE SECURITIES AND EXCHANGE COMMISSION. ALL INVESTORS AND SECURITYHOLDERS OF THE ISSUER ARE URGED TO READ THE PROXY STATEMENT AND ALL OTHER PROXY MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INFORMATION REGARDING THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN SUCH PROXY STATEMENT AND OTHER PROXY MATERIALS. UPON REQUEST, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT AT NO CHARGE WHEN IT BECOMES AVAILABLE. THE PROXY STATEMENT AND ALL OTHER PROXY MATERIALS WILL ALSO BE AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Depending upon the Reporting Persons’ continued evaluation of the Issuer, the Reporting Persons may, among other things, (a) acquire additional securities of the Issuer or dispose of some or all of the Purchased Shares; (b) engage in active discussions with the Issuer’s management and members of the Board with respect to actions that might be taken by the Issuer to enhance stockholder value for all of the Issuer’s stockholders; (c) communicate with other stockholders of the Issuer regarding the management, operation, financing and corporate governance of the Issuer; and (d) take such other actions as the Reporting Persons may determine from time to time, including appropriate legal action as deemed necessary by the Reporting Persons. Notwithstanding the foregoing, the Reporting Persons do not have an intent, nor have they reserved the right, to engage in a control transaction, or any contested solicitation for the election of directors with respect to the Issuer.

Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 57,653,419 Purchased Shares, representing approximately 8.25% of the outstanding Shares based upon the 699,171,925 Shares stated to be outstanding as of March 22, 2013 according to the Issuer’s Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2013.

CFL may be deemed to be the beneficial owner of 36,183,649 of the Purchased Shares because CFL is (i) the direct owner of 35,883,649 of the Purchased Shares and (ii) the owner of a 50% interest in Crest Switzerland.

CIC may be deemed to be the beneficial owner of 36,183,649 of the Purchased Shares because CIC is the general partner of CFL.

The Jamal and Rania Daniel Trust may be deemed to be the beneficial owner of 36,183,649 of the Purchased Shares because the Jamal and Rania Daniel Trust is the owner of a 100% interest in CIC and a 99% interest in CFL.

Mr. Jamal Daniel may be deemed to be the beneficial owner of 36,183,649 of the Purchased Shares because Mr. Jamal Daniel is (i) the trustee under the Jamal and Rania Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (ii) a grantor under the Jamal and Rania Daniel Trust with the joint power to revoke such trust.

Mrs. Rania Daniel may be deemed to be the beneficial owner of 36,183,649 of the Purchased Shares because Mrs. Rania Daniel is a grantor under the Jamal and Rania Daniel Trust with the joint power to revoke such trust.

DTN LNG may be deemed to be the beneficial owner of 9,623,249 of the Purchased Shares because DTN LNG is the direct owner of 9,623,249 of the Purchased Shares.

DTN Investments may be deemed to be the beneficial owner of 10,173,249 of the Purchased Shares because DTN Investments is (i) the owner of a 100% interest in DTN LNG, (ii) the owner of a 50% interest in Crest Switzerland, and (iii) the direct owner of 250,000 of the Purchased Shares.

The Daria Daniel Trust may be deemed to be the beneficial owner of 3,391,083 of the Purchased Shares because the Daria Daniel Trust is the owner of a 33 1/3% interest in DTN Investments.

The Thalia Daniel Trust may be deemed to be the beneficial owner of 3,391,083 of the Purchased Shares because the Thalia Daniel Trust is the owner of a 33 1/3% interest in DTN Investments.

The Naia Daniel Trust may be deemed to be the beneficial owner of 3,391,083 of the Purchased Shares because the Naia Daniel Trust is the owner of a 33 1/3% interest in DTN Investments.

Mr. Howland may be deemed to be the beneficial owner of 10,196,249 of the Purchased Shares because Mr. Howland is (i) the trustee under the Daria Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, (ii) the trustee under the Thalia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, (iii) the trustee under the Naia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (iv) the direct owner of 23,000 of the Purchased Shares.

Mr. Stoerr may be deemed to be the beneficial owner of 22,000 of the Purchased Shares because Mr. Stoerr is the direct owner of 22,000 of the Purchased Shares.

The Halim Daniel Trust may be deemed to be the beneficial owner of 11,051,521 of the Purchased Shares because the Halim Daniel Trust is the direct owner of 11,051,521 of the Purchased Shares.

Mr. Halim Daniel may be deemed to be the beneficial owner of 11,251,521 of the Purchased Shares because Mr. Daniel is (i) the direct owner of 200,000 of the Purchased Shares and (ii) the grantor under the Halim Daniel Trust, with the power to revoke such trust.

Mr. Michael Wheaton may be deemed to be the beneficial owner of 11,051,521 of the Purchased Shares because Mr. Wheaton is the trustee under the Halim Daniel Trust, with the power to vote, or direct the vote, and the power to dispose or direct the disposition of, securities.

Crest Switzerland may be deemed to be the beneficial owner of 600,000 of the Purchased Shares because Crest Switzerland is the owner of 100% of the ownership interests in Uniteg.

Uniteg may be deemed to be the beneficial owner of 600,000 of the Purchased Shares because Uniteg is the direct owner of 600,000 of the Purchased Shares.

To the best of the Reporting Persons’ knowledge, except for Mr. Jamal Daniel, Mr. Halim Daniel, Mr. Howland and Mr. Stoerr, none of the officers and directors named on Schedule A hereto may be deemed to be the beneficial owner of any Shares.

(b) CFL may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 36,183,649 of the Purchased Shares because CFL is (i) the direct owner of 35,883,649 shares and (ii) the owner of a 50% interest in Crest Switzerland.

CIC may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 36,183,649 of the Purchased Shares because CIC is the general partner of CFL.

The Jamal and Rania Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 36,183,649 of the Purchased Shares because the Jamal and Rania Daniel Trust is the owner of a 100% interest in CIC and a 99% interest in CFL.

Mr. Jamal Daniel may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 36,183,649 of the Purchased Shares because Mr. Jamal Daniel is (i) the trustee under the Jamal and Rania Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (ii) a grantor under the Jamal and Rania Daniel Trust, with the joint power to revoke such trust.

Mrs. Rania Daniel may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 36,183,649 of the Purchased Shares because Mrs. Rania Daniel is a grantor under the Jamal and Rania Daniel Trust with the joint power to revoke such trust.

DTN LNG may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 9,623,249 of the Purchased Shares because DTN LNG is the direct owner of 9,623,249 of the Purchased Shares.

DTN Investments may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 10,173,249 of the Purchased Shares because DTN Investments is (i) the owner of a 100% interest in DTN LNG, (ii) the owner of a 50% interest in Crest Switzerland, and (iii) the direct owner of 250,000 of the Purchased Shares.

The Daria Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 3,391,083 of the Purchased Shares because the Daria Daniel Trust is the owner of a 33 1/3% interest in DTN Investments.

The Thalia Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 3,391,083 of the Purchased Shares because the Thalia Daniel Trust is the owner of a 33 1/3% interest in DTN Investments.

The Naia Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 3,391,083 of the Purchased Shares because the Naia Daniel Trust is the owner of a 33 1/3% interest in DTN Investments.

Mr. Howland may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 10,196,249 of the Purchased Shares because Mr. Howland is (i) the trustee under the Daria Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, (ii) the trustee under the Thalia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities, and (iii) the trustee under the Naia Daniel Trust, with the power to vote or direct the vote, and the power to dispose or direct the disposition of, securities. Mr. Howland may be may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, 23,000 of the Purchased Shares because Mr. Howland is the direct owner of 23,000 of the Purchased Shares.

Mr. Stoerr may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 22,000 of the Purchased Shares because Mr. Stoerr is the direct owner of 22,000 of the Purchased Shares.

The Halim Daniel Trust may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 11,051,521 of the Purchased Shares because the Halim Daniel Trust is the direct owner of 11,051,521 of the Purchased Shares.

Mr. Halim Daniel may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 11,251,521 of the Purchased Shares because Mr. Halim Daniel is (i) the direct owner of 200,000 of the Purchased Shares and (ii) the grantor under the Halim Daniel Trust, with the power to revoke such trust.

Mr. Michael Wheaton may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 11,051,521 of the Purchased Shares because Mr. Wheaton is the trustee under the Halim Daniel Trust, with the power to vote, or direct the vote, and the power to dispose or direct the disposition of, securities.

Crest Switzerland may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 600,000 of the Purchased Shares because Crest Switzerland is the owner of a 100% interest in Uniteg.

Uniteg may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 600,000 of the Purchased Shares because Uniteg is the direct owner of 600,000 of the Purchased Shares.

(c) Neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any officer or director named on Schedule A hereto, has effected any transaction in any Shares since the filing of Amendment No. 4, except for the transfer of 300,000 of the Purchased Shares from Mila to Uniteg on March 21, 2013.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than Asset Purchase Agreement as described in Item 3 hereof (which has been fully performed by the parties thereto in 2004), the Joint Filing Agreement attached hereto as Exhibit 1, the Letter to the Board attached hereto as Exhibit 2, the April 3 Press Release attached hereto as Exhibit 3, the Demand Letter attached to Amendment No. 4 as Exhibit 2, the March 20 Press Release attached to Amendment No. 4 as Exhibit 3, the March 12 Press Release attached to Amendment No. 3 as Exhibit 2, the FCC Letter attached to Amendment No. 3 as Exhibit 3, the Press Release attached to Amendment No. 2 as Exhibit 2, the Stockholder Letter attached to Amendment No. 1 as Exhibit 2 and the Press Release attached to Amendment No. 1 as Exhibit 3, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated as of April 4, 2013, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust, Mr. Halim Daniel, Uniteg Holding SA and Crest Switzerland, LLC

Exhibit 2	Letter to the Board of Directors of Clearwire Corporation by Crest Financial Limited dated as of April 3, 2013

Exhibit 3	Press Release by Crest Financial Limited dated as of April 3, 2013

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2013

CREST FINANCIAL LIMITED

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Executive Vice President, Secretary and Treasurer

CREST INVESTMENT COMPANY

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Executive Vice President, CFO and Treasurer

JAMAL AND RANIA DANIEL REVOCABLE TRUST

by	/s/ Jamal Daniel
Name: Jamal Daniel
Title: Trustee

JAMAL DANIEL

by	/s/ Jamal Daniel
Name: Jamal Daniel

RANIA DANIEL

by	/s/ Rania Daniel
Name: Rania Daniel

DTN LNG, LLC

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Manager, President, Secretary and Treasurer

DTN INVESTMENTS, LLC

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Manager, President, Secretary and Treasurer

DARIA DANIEL TRUST

by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

THALIA DANIEL TRUST

by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

NAIA DANIEL TRUST

by	/s/ John M. Howland
Name: John M. Howland
Title: Trustee

JOHN M. HOWLAND

by	/s/ John M. Howland
Name: John M. Howland

ERIC E. STOERR

by	/s/ Eric E. Stoerr
Name: Eric E. Stoerr

HALIM DANIEL 2012 TRUST

by	/s/ Michael Wheaton
Name: Michael Wheaton
Title: Trustee

HALIM DANIEL

by	/s/ Halim Daniel
Name: Halim Daniel

MICHAEL WHEATON

by	/s/ Michael Wheaton
Name: Michael Wheaton

UNITEG HOLDING SA

by	/s/ Luis Bosque
Name: Luis Bosque
Title: President

CREST SWITZERLAND LLC

by	/s/ Pamela E. Powers
Name: Pamela E. Powers
Title: Manager

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated as of April 4, 2013, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust, Mr. Halim Daniel, Uniteg Holding SA and Crest Switzerland, LLC

Exhibit 2	Letter to the Board of Directors of Clearwire Corporation by Crest Financial Limited dated as of April 3, 2013

Exhibit 3	Press Release by Crest Financial Limited dated as of April 3, 2013

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CERTAIN REPORTING PERSONS

The following is a list of the executive officers and directors of certain Reporting Persons, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. The current business address of each such person is JP Morgan Chase Tower, 600 Travis, Suite 6800, Houston, TX 77002. All executive officers and directors listed below are citizens of the United States of America, other than Mr. Halim Daniel, who is a citizen of Lebanon.

Crest Financial Limited

Name	Present Position

Jamal Daniel	President

Pamela E. Powers	Executive Vice President, Secretary and Treasurer

David K. Schumacher	General Counsel

Crest Investment Company

Name	Present Position

Jamal Daniel	Sole Director and President

Pamela E. Powers	Executive Vice President, CFO and Treasurer

John M. Howland	Executive Vice President

Eric E. Stoerr	Senior Vice President of Energy

Michelle Upton	Vice President

Marie Vajdak	Secretary

DTN LNG, LLC

Name	Present Position

Pamela E. Powers	Manager, President, Secretary and Treasurer

DNT Investments, LLC

Name	Present Position

Pamela E. Powers	Manager, President, Secretary and Treasurer

Crest Switzerland LLC

Name	Present Position

Pamela E. Powers	Manager, Executive Vice President, Secretary and Treasurer

John Howland	President

Uniteg Holding SA

Name	Present Position

Luis Bosque	President